UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of May, 2005

                          Knightsbridge Tankers Limited
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F     X      Form 40-F
                              -----               -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                 No      X
                              -----               -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1, is a copy of the Press Release to Shareholders of Knightsbridge Tankers Ltd. (the "Company") dated May 9th, 2005.

                       Interim Report January - March 2005


FIRST QUARTER RESULTS

The Board of Knightsbridge Tankers Limited (the "Company") is pleased to report net income of $17.1 million and earnings per share of $1.00 for the first quarter of 2005. The average daily time charter equivalents ("TCEs") earned by the Company's five VLCCs was $56,900 compared with $84,300 in the immediately preceding quarter. These reduced earnings reflect the relative weakening of the tanker market in the first quarter of 2005 compared with the exceptionally high rates experienced in the fourth quarter of 2004. Net interest expense for the quarter was $0.9 million (2004 comparable quarter: $2.3 million) and at March 31, 2005, all of the Company's debt is floating rate debt. As of May 2, 2005, the Company has an average cash breakeven rate for its vessels of $15, 895.

The net decrease in cash and cash equivalents in the quarter was $1.1 million. The Company generated cash from operating activities of $31.7 million, used $2.9 million to repay debt and credit facilities and paid dividends of $29.9 million.

On May 6, 2005, the Board declared a dividend of $1.50 per share. The record date for the dividend is May 19, 2005, ex dividend date is May 17, 2005 and the dividend will be paid on or about June 1, 2005.

THE MARKET

The strong VLCC market that we experienced in the fourth quarter of 2004 weakened in the first quarter of 2005. The market experienced a strong correction in January and rates did not bottom out until we reached Worldscale ("WS") 70 level. However, in February and March the market rebounded and stayed at about WS 150 for the remaining part of the quarter. The average WS rate Arabian Gulf to East was about 107 compared with 257 in the fourth quarter of 2004. This equates to a daily time charter equivalent of approximately $55,000 per day. The weakening of the market, and the cutback in OPEC production, came despite a continued growth in oil demand particularly in China. The cutbacks had a psychological effect on the market, and this resulted in a larger correction in the freight market than could be explained just on the basis of demand for transportation services.

According to IEA, the average OPEC oil production, including Iraq, in the first quarter of 2005 was approximately 28.9 million barrels per day (b/d), a decrease of about 2.2 percent from the fourth quarter 2004 when they produced about 29.5 million b/d. OPEC had expected an overproduction and a gradual softening of the prices during the quarter, but in spite of the record high oil prices it appears that demand remained firm and OPEC had to announce an increase in their production in March

IEA estimates that world oil demand averaged 84.6 million b/d in the first quarter, an increase of 0.1 percent from the fourth quarter of 2004. IEA further predicts that the average demand for 2005 will be 84.3 million b/d. There are still oil analysts that think that IEA are conservative in their estimates and that demand will be considerably higher.

The world trading VLCC fleet totalled 451 vessels at the end of the first quarter 2005, an increase of seven vessels or 1.6 percent over the quarter. No VLCCs were scrapped in the period and seven were delivered. The total order book is now at 83 vessels down from 86 after the fourth quarter of 2004. This represents 19.1 percent of the current VLCC fleet. A total of four VLCCs were ordered during the quarter.

The tanker market continues to look healthy. The freight futures market is still optimistic, and it is possible to sell freight futures for the remainder of the year 2005 at a level that equates to TCEs of approximately $57,000 for VLCCs, and for $49,000 for 2006

                           FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.


May 9, 2005
The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda


Questions should be directed to:

Contact:  Ola Lorentzon
          + 46 703 998886

          Inger M. Klemp
          + 47 23 11 40 76

         KNIGHTSBRIDGE TANKERS LIMITED FIRST QUARTER REPORT (UNAUDITED)

--------------------------------------------------------------------------------
INCOME STATEMENT                                 2005         2004          2004
(in thousands of $)                           Jan-Mar      Jan-Mar       Jan-Dec
                                          (unaudited)  (unaudited)   (unaudited)
--------------------------------------------------------------------------------

OPERATING REVENUES                            29,369       36,561       135,695
Voyage expenses                                3,811        1,302        14,240
Ship operating expenses                        3,102          601         9,868
Administrative expenses                          229          376         1,114

OPERATING INCOME BEFORE DEPRECIATION          22,227       34,282       110,473
Depreciation                                   4,221        4,358        17,219

OPERATING INCOME AFTER DEPRECIATION           18,006       29,924        93,254
Interest income                                  307           26           449
Interest expense                              (1,185)      (2,300)       (7,877)
Other financial items                            (16)      (4,279)            13

NET INCOME (LOSS)                             17,112       23,371        85,839


AVERAGE NUMBER OF ORDINARY SHARES             17,100       17,100        17,100
OUTSTANDING

EARNINGS PER SHARE ($)
                                           $   1.00      $   1.37        $  5.02

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
BALANCE SHEET                                   2005         2004          2004
(in thousands of $)                           Mar 31       Mar 31        Dec 31
                                          (unaudited)  (unaudited)   (unaudited)
--------------------------------------------------------------------------------

ASSETS
Short term
Cash and cash equivalents                     40,535       42,347        41,653
Other current assets                          12,336       22,424        22,009
Long term
Vessels and equipment, net                   297,969      315,050       301,500
Deferred charges and other long-term             376          346           392
assets

TOTAL ASSETS                                 351,216      380,167       365,554

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt              11,200       11,200        11,309
Other current liabilities                      6,358        9,640         4,974
Long term
Long term interest bearing debt              117,600      128,800       120,400
Stockholders' equity                         216,058      230,527       228,871

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   351,216      380,167       365,554
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
STATEMENT OF CASHFLOWS                          2005          2004          2004
(in thousands of $)                          Jan-Mar       Jan-Mar       Jan-Dec
                                         (unaudited)   (unaudited)   (unaudited)
----------------------------- --------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                             17,112        23,371       85,839
Adjustments to reconcile net income to net
cash provided by operating activities
Depreciation and amortisation                  4,237         4,358       17,219
Adjustment of financial derivatives to            -          4,295            -
market value
Other                                             -             61          110
Change in operating assets and liabilities    10,367         3,377        3,420

Net cash provided by operating activities     31,716        35,462      106,588

INVESTING ACTIVITIES
Compensation on vessel redelivery                 -              -          690

Net cash provided by activities                   -              -          690

FINANCING ACTIVITIES
Proceeds from long-term debt, net of fees         -        139,650      139,556
paid
Repayments of long-term debt and credit       (2,909)     (125,397)    (133,688)
facilities
Dividends paid                               (29,925)      (13,680)     (77,805)

Net cash used in financing activities        (32,834)          573      (71,937)

Net increase (decrease) in cash and cash      (1,118)       36,035       35,341
equivalents
Cash and cash equivalents at start of         41,653         6,312        6,312
period
Cash and cash equivalents at end of period    40,535        42,347       41,653
--------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                          Knightsbridge Tankers Limited
                                          -----------------------------
                                          (Registrant)




Date   May 10th, 2005                 By  /s/ Kate Blankenship
                                          -----------------------------
                                          Kate Blankenship
                                          Secretary



01655.0002 #570415